Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 72-1 dated March 9, 2007	Term Sheet No. 1 to Product Supplement no. 72-1 Registration Statement No. 333-130051 Dated March 9, 2007; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Reverse Exchangeable Notes Linked to the iShares® FTSE/Xinhua China 25 Index Fund due September 28, 2007

General

The notes are designed for investors who seek a coupon that is higher than the current dividend yield on the Index Fund or than the yield that we believe would be payable on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forego the potential to participate in the appreciation of the Index Fund, be willing to accept the risks of owning interests in exchange traded funds in general and the Index Fund in particular and be willing to lose some or all of their principal at maturity. Investors must also be willing to accept some currency exchange rate risk.

  The notes will pay coupon payments at a rate equal to 5.25% (equivalent to 10.50% per annum) during the six-month term of the notes.
  However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of one share of the Index Fund and whether the closing price of one share of the Index Fund has declined from the Initial Share Price by more than the Protection Amount during the Monitoring Period, as described below.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing September 28, 2007*.
  Payment at maturity for each $1,000 principal amount note will equal either a cash payment of $1,000 or the Cash Value, together with any accrued and unpaid coupon payments, as described below.
  Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Key Terms

Index Fund:	iShares® FTSE/Xinhua China 25 Index Fund (the “Index Fund”)
Underlying Index:	FTSE/Xinhua China 25 Index (the “Underlying Index”)
Coupon Rate:	5.25% (equivalent to 10.50% per annum) during the six-month term of the notes, paid monthly and calculated on a 30/360 basis.
Protection Amount:	An amount that represents 20% of the Initial Share Price, subject to adjustments.
Maturity Date:	September 28, 2007*
Pricing Date:	On or about March 23, 2007**
Settlement Date:	On or about March 28, 2007
Final Valuation Date:	September 25, 2007*
CUSIP:	48123JTE9
Coupon Payment Date:

Coupons on the notes will be payable monthly in arrears on the 28th calendar day of each month (each such date, an “Coupon Payment Date”), commencing on April 28, 2007. See “Selected Purchase Considerations — Monthly Coupon Payments” in this term sheet for more information.

Payment at Maturity:

The payment at maturity, in excess of any accrued and unpaid coupon payments, is based on the performance of the Index Fund. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid coupon payments at maturity, unless:

(1) (2)	the Final Share Price is less than the Initial Share Price; and
on any day during the Monitoring Period, the closing price of one share of the Index Fund has declined, as compared to the Initial Share Price, by more than the Protection Amount.

If the conditions described in (1) and (2) are both satisfied, at maturity you will receive, instead of the principal amount of your notes, the Cash Value, plus accrued and unpaid coupon payments. The Cash Value will be less than the principal amount of your notes and may be zero. Accordingly, you may lose some or all of your principal if you invest in the notes.

Monitoring Period:	The period from, but excluding, the Pricing Date to, and including, the Final Valuation Date.
Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price.
Initial Share Price:	The closing price of one share of the Index Fund on the pricing date, divided by the Share Adjustment Factor.
Final Share Price:	The closing price of one share of the Index Fund on the Final Valuation Date.
Share Adjustment Factor:	1.0 on the Pricing Date and subject to adjustment under certain circumstances. See “General Terms of Notes — Anti-dilution Adjustments” in the accompanying product supplement no. 72-1.
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 72-1.
**	The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Certain U.S. Federal Income Tax Consequences.”

Investing in the Reverse Exchangeable Notes Linked to the iShares® FTSE/Xinhua China 25 Index Fund involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 72-1 and “Selected Risk Considerations” beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, each prospectus supplement, product supplement no. 72-1 and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering.

You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 72-1 and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	JPMSI’s Commission (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $28.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $21.50 per $1,000 principal amount note. The concessions of $21.50 include concessions to be allowed to selling dealers and concessions to be allowed to an arranging dealer. The actual commission received by JPMSI may be more or less than $28.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $60.00 per $1,000 principal amount note. See “Underwriting” in the accompanying product supplement no. 72-1.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

March 9, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 72-1 dated March 9, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 72-1, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 72-1 dated March 9, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000882/e26567_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  THE NOTES OFFER A HIGHER COUPON RATE THAN THE CURRENT DIVIDEND YIELD ON THE INDEX FUND OR THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING — The notes will pay coupon payments at 5.25% (equivalent to 10.50% per annum) during the six-month term of the notes, which we believe is higher than the current dividend yield on the Index Fund or the yield that we believe would be payable on conventional debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any coupon payment or any payment at maturity is subject to our ability to pay our obligations as they become due.
  MONTHLY COUPON PAYMENTS — The notes offer monthly coupon payments at a rate of 5.25% (equivalent to 10.50% per annum) during the six-month term of the notes. Coupons will be payable monthly in arrears on the 28th calendar day of each month (each such date, an “Coupon Payment Date”), commencing April 28, 2007 up to and including the Coupon Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Coupon Payment Date. If a Coupon Payment Date is not a Business Day, payment shall be made on the next Business Day immediately following such day, but no additional coupon will accrue as a result of the delayed payment. For example, the monthly coupon payment due in April 2007 shall be payable on April 30, 2007.
  THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL — Your return of principal at maturity is protected so long as the Final Share Price does not decline from the Initial Share Price or the closing price of one share of the Index Fund does not decline, as compared to the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period. However, if the Final Share Price declines from the Initial Share Price and the closing price of one share of the Index Fund on any day during the Monitoring Period has declined by more than the Protection Amount, you could lose the entire principal amount of your notes.
  DIVERSIFICATION OF THE INDEX FUND — The return on the notes is linked to the Index Fund. The Index Fund seeks to generate investment results that correspond generally to the Underlying Index by pursuing an investment strategy that includes investing directly in the equity securities included in the Underlying Index. The Underlying Index measures a free-float adjusted total market Hong Kong dollar value of all of its constituent equity securities that is designed to represent the performance of the mainland Chinese market and that is available to international investors. For additional information about the Index Fund and the Underlying Index, see the information set forth under “The iShares® FTSE/Xinhua China 25 Index Fund” and “The FTSE/Xinhua China 25 Index” in the accompanying product supplement no. 72-1.
  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES — The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Simpson Thacher & Bartlett LLP, that it is reasonable to treat the notes as cash-settled financial contracts for U.S. federal income tax purposes, as described under “Certain U.S. Federal Income Tax Consequences” in product supplement no. 72-1, and will be based on certain factual representations to be received from us on or prior to the pricing date.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index or any of the equity securities included in the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 72-1. You should consider carefully whether the notes are suitable to your investment goals.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A SIGNIFICANT LOSS — The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price and whether the closing price of one share of the Index Fund has declined from the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity the Cash Value, instead of the principal amount of your notes. The Cash Value will be less than the principal amount of each note and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.
  YOUR PROTECTION AMOUNT MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES — If, on any day during the Monitoring Period, the closing price of one share of the Index Fund declines, as compared to the Initial Share Price, by more than the Protection Amount, you will be fully exposed to any depreciation in the Index Fund. We refer to this feature as a contingent buffer. Under these circumstances, and if the Final Share Price is less than the Initial Share Price, you will lose 1% of the principal amount of your investment for every 1% decline in the Final Share Price as compared to the Initial Share Price. You will be subject to this potential loss of principal

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® FTSE/Xinhua China 25 Index Fund	TS-1
  even if the price of one share of the Index Fund subsequently recovers such that the Final Share Price closes at a level above the Initial Share Price minus the Protection Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid coupon payments at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED COUPON PAYMENTS REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE INDEX FUND — Unless (i) the Final Share Price is less than the Initial Share Price and (ii) on any day during the Monitoring Period, the closing price of one share of the Index Fund has declined, as compared to the Initial Share Price, by more than the Protection Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid coupon payments, regardless of any appreciation in the value of the shares of the Index Fund, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the shares of the Index Fund during the term of the notes.
  NO OWNERSHIP RIGHTS IN THE INDEX FUND — As a holder of the notes, you will not have any ownership interest or rights in the Index Fund or in the equity securities held by the Index Fund, such as voting rights or dividend payments. In addition, neither the issuer of the Index Fund nor the issuers of any equity security held by the Index Fund will have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the shares of the Index Fund and the notes.
  NO AFFILIATION WITH THE INDEX FUND — We are not affiliated with the issuer of the Index Fund or any of the issuers of the equity securities held by the Index Fund. We assume no responsibility for the adequacy of the information about the Index Fund and the Underlying Index contained in this term sheet or in product supplement no. 72-1. You should make your own investigation into the Index Fund and the Underlying Index. We are not responsible for the Index Fund’s public disclosure of information, whether contained in SEC filings or otherwise.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Index Fund, the notes will be exposed to currency exchange rate risk with respect to the Hong Kong dollar. Your net exposure will depend on the extent to which the Hong Kong dollar strengthens or weakens against the U.S. dollar. If, taking into account such weighting, the U.S. dollar strengthens against the Hong Kong dollar, the net asset value of the Index Fund will be adversely affected and the payment at maturity, if any, may be reduced.
  DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX — The Index Fund does not fully replicate the Underlying Index. The performance of the Index Fund and the Underlying Index will vary somewhat due to transaction costs, asset valuations, foreign currency valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, because the shares of the Index Fund are traded on the New York Stock Exchange and are subject to market supply and investor demand, the market price per share of the Index Fund may differ from the net asset value per share of the Index Fund.
  THE INDEX FUND AND THE UNDERLYING INDEX ARE SUBJECT TO MANAGEMENT RISK — The Index Fund is subject to the risk that the investment strategy of Barclays Global Fund Advisors, which we refer to as BGFA, which is the investment adviser to the Index Fund, may not produce the intended results. Pursuant to its investment strategy or otherwise, BGFA may add, delete or substitute the equity securities held by the Index Fund. In addition, FTSE/Xinhua Index Limited, the publisher of the Underlying Index, is responsible for calculating and maintaining the Underlying Index. FTSE/Xinhua Index Limited can add, delete or substitute the component stocks of the Underlying Index or make other methodology changes that could change the level of the Underlying Index. Any of these actions could adversely affect the price of the shares of the Index Fund and consequently the value of the notes.
  CHINA IS ONE OF THE LARGEST GLOBAL EMERGING MARKETS — Risks in investing in emerging markets are typically greater than those of investing in developed countries where political, economic and social structures may be much more established and efficient. China remains subject to political and social uncertainty, substantial government involvement in the economy, conflict with Taiwan, and issues relating to the reunification with Hong Kong. China is also under pressure to change its currency standards. These factors may increase the volatility, and consequently the risk, of an investment in the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to maturity could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  HEDGING AND TRADING IN THE INDEX FUND — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the shares of the Index Fund, the equity securities included in the Underlying Index or instruments related to the shares of the Index Fund. We or our affiliates may also trade in the shares of the Index Fund or instruments related to the shares of the Index Fund from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the value of the shares of the Index Fund and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are set out in more detail in product supplement no. 72-1.
  THE ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® FTSE/Xinhua China 25 Index Fund	TS-2

Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices and assuming that the closing price of one share of the Index Fund did not decline, as compared to its respective Initial Share Price, by more than the Protection Amount on any day from the Pricing Date to, and including, the Final Valuation Date, except as indicated in the column titled “Hypothetical lowest closing price during the Monitoring Period.” For this table of hypothetical payments at maturity, we have also assumed the following:

the Initial Share Price:	$98.50	the Protection Amount: $19.70
Coupon Rate:	5.25% (equivalent to 10.50% per annum)

Hypothetical lowest closing price during the Monitoring Period	Hypothetical Final Share Price	Total Payment Received at Maturity

$98.50	$120.00	$1,000.00

$49.25	$99.50	$1,000.00

$98.50	$98.50	$1,000.00

$78.80	$78.80	$1,000.00

$49.25	$97.00	$984.77

$49.25	$49.25	$500.00

$20.00	$20.00	$203.05

$0.00	$0.00	$0.00

The following examples illustrate how the total payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of one share of the Index Fund during the Monitoring Period was $49.25 but the Final Share Price is $99.50. Because the Final Share Price of $99.50 is greater than the Initial Share Price of $98.50, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of one share of the Index Fund during the Monitoring Period was $49.25 but the Final Share Price is $97.00. Because the Final Share Price of $97.00 is less than the Initial Share Price of $98.50 and the closing price of one share of the Index Fund declined below the Initial Share Price by more than the Protection Amount on at least one day during the Monitoring Period, you will receive at maturity the Cash Value, instead of the principal amount of your notes. Because the Final Share Price is $97.00, the total value of your final payment at maturity in cash is $984.77.

Example 3: The Final Share Price of $78.80 is less than the Initial Share Price of $98.50 but the closing price of one share of the Index Fund does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of one share of the Index Fund has not declined below the Initial Share Price by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $78.80 is less than the Initial Share Price of $98.50.

Regardless of the performance of the shares of the Index Fund or the payment you receive at maturity, you will have received an interest payment, for each $1,000 principal amount note, in the aggregate amount of approximately $52.50 over the term of the notes. The Cash Value you receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the closing price of one share of the Index Fund on the Pricing Date.

Historical Information

The following graph sets forth the historical performance of the shares of the Index Fund based on the weekly closing price of one share of the Index Fund from October 8, 2004, which was the date of the Index Fund’s inception, through March 2, 2007. The closing price of one share of the Index Fund on March 8, 2007 was $98.60. We obtained the closing prices and other information from Bloomberg Financial Markets without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delisting and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Index Fund has experienced significant fluctuations. The historical performance of the shares of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of one share of the Index Fund during the term of the notes. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that the Index Fund will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the equity securities held by the Index Fund.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® FTSE/Xinhua China 25 Index Fund	TS-3

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the iShares® FTSE/Xinhua China 25 Index Fund	TS-4